WHITNEY HOLDING CORPORATION
228 ST. CHARLES AVENUE
NEW ORLEANS, LA  70130
www.whitneybank.com

NEWS RELEASE

CONTACT:	Thomas L. Callicutt, Jr.	FOR IMMEDIATE RELEASE
	Trisha Voltz Carlson	April 23, 2009
504/299-5208
tcarlson@whitneybank.com

WHITNEY REPORTS 2009 FIRST QUARTER RESULTS

New Orleans, Louisiana.  Whitney Holding Corporation (NASDAQ—WTNY) (the “Company”) recorded a net loss of $11.1 million for the quarter ended March 31, 2009.  Including dividends on preferred stock, the loss to common shareholders was $15.2 million or $.22 per diluted common share.  The Company earned $8.2 million, or $.12 per diluted common share, for the fourth quarter of 2008 and $29.9 million, or $.45 per diluted common share, for 2008’s first quarter.
"We expected, and continue to expect, that 2009 will be a challenging year in light of projections for the economy," said John C. Hope, III, Chairman and CEO.  "However, we are disappointed to report a net loss for the first quarter of 2009.  As we previously disclosed, there are several factors that we expected to negatively impact earnings.  These included the compression in our net interest margin, reduced loan demand, an increase in certain previously identified expenses and continued elevated credit costs.  As the deterioration in residential real estate values continued, mainly in Florida, our criticized and impaired loans increased, and our net charge-offs increased.  As a result, we took additional steps to further strengthen our allowance for loan losses.”  At the end of the first quarter of 2009, the allowance to loans was 2.17%, an increase of 40 basis points from year-end.
 "While we did have challenges, and while we expect continued pressure on credit quality, what gives me the most comfort during these unpredictable times is the strength of our current capital base.”  At the end of the first quarter of 2009, Whitney’s tangible common equity ratio was 6.68%, up from 6.49% at year end.

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The impact of the acquisition of Parish National Corporation (Parish) is reflected in the Company’s financial information from the November 7, 2008 acquisition date.

KEY COMPONENTS OF FIRST QUARTER FINANCIAL RESULTS
Loans and Earning Assets
Total loans at the end of the first quarter of 2009 were down $129 million from December 31, 2008, primarily within the commercial and industrial (C&I) portfolio.  As was anticipated and previously discussed, economic conditions are restraining loan demand through the early part of 2009.  Whitney continues to fund new relationships and renew existing ones, but the level of overall demand has been insufficient to cover paydowns and maturities, including some seasonal reductions from the end of 2008.  This situation is not expected to change over the near term.
Average loans for the first quarter of 2009 were up 4%, or $368 million, compared to the fourth quarter of 2008, and earning assets increased 3%, or $335 million, on average, with each increase mainly reflecting the first full-quarter impact of the Parish acquisition.
Deposits and Funding
Deposits at March 31, 2009 decreased less than 1% from December 31, 2008.  Average deposits in the first quarter of 2009 were up 5%, or $472 million, compared to the fourth quarter of 2008, approximately half of which was related to the full quarter impact of Parish.
A campaign targeted at acquiring new households and attracting new business accounts added approximately $200 million in money market accounts during the first quarter of 2009.  Year-end deposit balances included some seasonal inflows.
Demand deposits comprised 35% of total average deposits and funded approximately 28% of average earning assets for the first quarter of 2009 and the percentage of funding from all noninterest-bearing sources totaled 33%, up from 31% in 2008’s fourth quarter.  Higher-cost interest-bearing funds, which include time deposits and borrowings, funded 35% of average earning assets in 2009’s first quarter, down from 39% in the fourth quarter of 2008.
Net Interest Income
Net interest income (TE) for the first quarter of 2009 decreased 7%, or $8.0 million, compared to the fourth quarter of 2008.  The fewer days in the current period would have caused a reduction of approximately $1.8 million, other factors held constant.  Average earning assets grew 3% between these periods, while the net interest margin (TE) compressed by 36 basis points to 4.13% from 4.49%.  The net interest margin in the fourth quarter of 2008 benefited an estimated 30

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basis points from the abnormally wide spreads between LIBOR rates and other benchmark rates used to reset variable-rate loans.  This benefit was reduced as the LIBOR spreads trended closer to historical relationships in the early part of 2009.  The rates on approximately 30% of the loan portfolio at March 31, 2009 vary based on LIBOR benchmarks.  Rate floors on approximately 40% of our variable rate loans partially offset the impact of the reduced spreads and overall lower rate environment.
Provision for Credit Losses and Credit Quality
Whitney provided $65.0 million for credit losses in the first quarter of 2009, compared to $45.0 million in 2008’s fourth quarter.  Net loan charge-offs in 2009’s first quarter were $31.9 million or 1.41% of average loans on an annualized basis, compared to $19.7 million in the fourth quarter of 2008.  The allowance for loan losses increased $33.1 million during the current quarter and represented 2.17% of total loans at March 31, 2009, up from 1.77% at year end 2008.
The total of loans criticized through the Company’s credit risk-rating process was $883 million at March 31, 2009, which represented 10% of total loans and a net increase of $113 million from December 31, 2008.  Of the total increase, $62 million came from C&I credits from a variety of industries mainly in Louisiana and Texas.  Criticized commercial real estate (CRE) loans increased $43 million from the end of 2008, with the majority from Florida markets and concentrated in loans secured by either income-producing properties or owner-user properties.  There was little change in criticized CRE loans for residential or commercial construction or land development or acquisition over the same period.
The overall increase in criticized loans included $36 million related to the energy industry and $8 million related to the hospitality sector, although management does not currently believe the stresses on these industries will have a significant impact on Whitney’s overall credit quality metrics.
Continuing weaknesses in residential-related real estate markets, primarily in Whitney’s Florida markets, accounted for approximately $26 million of the provision for credit losses for the first quarter of 2009, compared with $25 million for the fourth quarter of 2008.  These loans, which are mainly for residential development or for rental operations, also accounted for $20 million of the gross charge-offs in 2009’s first quarter.   Loans for commercial real estate development or investment accounted for approximately $12 million of the provision and $8 million of charge-offs in the current quarter, mainly related to further deterioration of previously criticized loans in the Tampa, Florida area.  Problem C&I credits, mainly in Louisiana and Texas, added approximately

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$10 million to the provision and $3 million to charge-offs for the first quarter of 2009.  Management added another $10 million to the allowance and provision based on its regular assessment of current economic conditions and other qualitative factors.
Noninterest Income
Noninterest income for 2009’s first quarter increased 8%, or $2.2 million, from the fourth quarter of 2008.  Deposit service charge income in the first quarter of 2009 was up 7%, or $.7 million, on higher commercial account fees and the full quarter impact of Parish.  The growth in commercial fees was driven mainly by a reduction in the earnings credit allowance in the low market rate environment.
Fee income from Whitney’s secondary mortgage market operations grew 37%, or $.5 million, as strong refinancing activity and the addition of Parish’s operations drove a significant increase in loan production.  A seasonal decline in bank card fees compared to the fourth quarter of 2008 was offset by moderate growth from several other recurring revenue sources included in other noninterest income.  Other noninterest income for the first quarter of 2009 also included a $1.0 million distribution from one of the Company’s grandfathered foreclosed assets.  This distribution has been a recurring first quarter event and totaled $1.2 million for the first quarter of 2008.
Noninterest Expense
Total noninterest expense for the first quarter of 2009 increased $4.8 million from 2008’s fourth quarter.  An $8.9 million increase in total personnel expense was partly offset by a $1.2 million reduction in legal and professional fees and a $3.3 million reduction in other noninterest expense items.
As was noted last quarter, personnel expense for the fourth quarter of 2008 included reductions in management bonus and sales-based incentive plan compensation that were based on updated performance estimates.  The change in these two compensation categories made up $3.0 million of the $3.9 million increase in employee compensation from 2008’s fourth quarter, with the remainder reflecting the full quarter impact of Parish and normal salary adjustments.  Employee benefits expense increased $5.1 million from the fourth quarter of 2008.  In addition to the normal rise in payroll taxes at the beginning of each year and the impact of Parish, this increase was related mainly to higher pension and other retirement benefit plan costs for 2009, as outlined in our annual report on Form 10-K, as well as some fourth quarter benefit expense reductions on plan amendments.

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The decline in legal and other professional fees reflected mainly $1.2 million of professional services in the fourth quarter of 2008 for the Parish system conversion.  Legal expense remains elevated from the cost of services associated with problem loan collection efforts.  Costs associated with problem loan collections and foreclosed asset management also continued to inflate the other noninterest expense total in 2009’s first quarter.
The overall decrease in other noninterest expense was partly due to a $1.9 million charge during the fourth quarter of 2008 related to the planned closure of certain branch facilities in early 2009 that was approved as part of the ongoing implementation of Whitney’s strategic plan.  Declines in various other recurring expense categories helped offset a $1.6 million increase in FDIC insurance expense from the new higher rate structure introduced for 2009.
Capital
Regulatory capital ratios have been and remain well above those required for the Company and Whitney National Bank to be considered well-capitalized institutions.  The reduction in the quarterly common dividend from $.20 in the fourth quarter of 2008 to $.01 in the first quarter of 2009 preserved approximately $12 million of common equity.  The Company’s tangible common equity ratio was 6.68% at the end of 2009’s first quarter compared to 6.49% at December 31, 2008.  Whitney’s regulatory leverage ratio was 9.47% at March 31, 2009 and 9.87% at December 31, 2008.

Conference Call and Additional Financial Information

Management will host a conference call today at 11:00 a.m. CST to review first quarter 2009 results.  Analysts and investors may dial in and participate in the question/answer session.  A live listen-only webcast of the call will be available under the “Investor Relations” section of our website at http://www.whitneybank.com.  To participate in the Q&A portion of the call, dial (800) 289-0461 or (913) 312-1487.  An audio archive of the conference call will be available under the Investor Relations section of our website.  A replay of the call will also be available through April 28, 2009 by dialing (888) 203-1112 or (719) 457-0820, passcode 4162691.
This earnings release, including additional financial tables related to first quarter 2009 results, is posted in the Investor Relations section of the Company's web site at http://investor.whitneybank.com/releases.cfm?ReleasesType=Earnings&Year=2009.

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Whitney Holding Corporation, through its banking subsidiary Whitney National Bank, serves the five-state Gulf Coast region stretching from Houston, Texas; across southern Louisiana and the coastal region of Mississippi; to central and south Alabama; the panhandle of Florida; and the Tampa Bay metropolitan area of Florida.
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Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements provide projections of results of operations or of financial condition or state other forward-looking information, such as expectations about future conditions and descriptions of plans and strategies for the future.  The forward-looking statements made in this release include, but may not be limited to, expectations regarding future loan demand, capital strength and credit quality trends in the overall portfolio and specific industry segments within the portfolio.
Whitney’s ability to accurately project results or predict the effects of future plans or strategies is inherently limited.  Although Whitney believes that the expectations reflected in its forward-looking statements are based on reasonable assumptions, actual results and performance could differ materially from those set forth in the forward-looking statements.  Factors that could cause actual results to differ from those expressed in Whitney’s forward-looking statements include, but are not limited to, those risk factors outlined in Whitney’s public filings with the Securities and Exchange Commission, which are available at the SEC’s internet site (http://www.sec.gov).
You are cautioned not to place undue reliance on these forward-looking statements.  Whitney does not intend, and undertakes no obligation, to update or revise any forward-looking statements, whether as a result of differences in actual results, changes in assumptions or changes in other factors affecting such statements, except as required by law.

(WTNY-E)

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WHITNEY HOLDING CORPORATION AND SUBSIDIARIES
QUARTERLY TRENDS
	First	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter	Quarter
(dollars in thousands, except per share data)	2009	2008	2008	2008	2008
INCOME DATA
Net interest income	$111,615	$119,540	$111,435	$111,125	$113,545
Net interest income (tax-equivalent)	112,924	120,902	112,601	112,344	114,815
Provision for credit losses	65,000	45,000	40,000	35,000	14,000
Noninterest income	29,266	27,050	25,472	26,174	28,476
Net securities gains in noninterest income	-	-	67	-	-
Noninterest expense	96,848	92,026	89,549	85,590	83,929
Net income (loss)	(11,139)	8,808	7,048	12,874	29,855
Net income (loss) to common shareholders	(15,164)	8,220	7,048	12,874	29,855
QUARTER-END BALANCE SHEET DATA
Loans	$ 8,953,307	$ 9,081,850	$ 8,077,775	$ 7,962,543	$ 7,723,508
Investment securities	1,889,161	1,939,355	1,812,025	1,955,692	2,131,446
Earning assets	10,908,643	11,209,246	9,943,868	9,955,091	9,882,369
Total assets	12,020,481	12,380,501	10,987,447	11,016,323	10,781,912
Noninterest-bearing deposits	3,176,783	3,233,550	2,809,923	2,773,086	2,724,396
Total deposits	9,212,361	9,261,594	8,054,431	8,266,880	8,295,298
Shareholders' equity	1,522,085	1,525,478	1,183,001	1,183,078	1,214,425
AVERAGE BALANCE SHEET DATA
Loans	$ 9,068,755	$ 8,700,317	$ 8,007,507	$ 7,866,942	$ 7,685,478
Investment securities	1,885,158	1,876,338	1,853,581	2,025,397	2,116,433
Earning assets	11,054,605	10,719,892	9,892,165	9,929,683	9,944,709
Total assets	12,159,252	11,777,922	10,902,329	10,838,912	10,796,496
Noninterest-bearing deposits	3,150,615	2,975,869	2,771,101	2,747,125	2,647,995
Total deposits	9,119,000	8,646,612	8,230,249	8,220,223	8,377,141
Shareholders' equity	1,533,293	1,264,714	1,192,535	1,213,461	1,229,921
COMMON SHARE DATA
Earnings (loss) per share
Basic	$( .22)	$ .12	$ .11	$ .20	$ .45
Diluted	( .22)	.12	.11	.20	.45
Cash dividends per share	$ .01	$ .20	$ .31	$ .31	$ .31
Book value per share, end of period	$18.22	$18.29	$18.49	$18.51	$18.90
Tangible book value per share, end of period	$11.46	$11.48	$13.13	$13.12	$13.51
Trading data
High sales price	$16.16	$26.37	$33.02	$26.32	$27.49
Low sales price	8.17	14.14	13.96	17.85	21.12
End-of-period closing price	11.45	15.99	24.25	18.30	24.79
Trading volume	48,896,275	42,771,277	72,540,716	53,522,061	45,483,491
RATIOS
Return on average assets	(.37)%	.30%	.26%	.48%	1.11%
Return on average common equity	(4.96)	2.67	2.35	4.27	9.76
Net interest margin	4.13	4.49	4.53	4.54	4.64
Average loans to average deposits	99.45	100.62	97.29	95.70	91.74
Efficiency ratio	68.11	62.20	64.89	61.79	58.57
Annualized expenses to average assets	3.19	3.13	3.29	3.16	3.11
Allowance for loan losses to loans, end of period	2.17	1.77	1.55	1.38	1.19
Annualized net charge-offs to average loans	1.41	.91	1.22	.86	.53
Nonperforming assets to loans plus foreclosed
assets and surplus property, end of period	4.50	3.61	3.15	2.03	1.96
Average shareholders' equity to average total assets	12.61	10.74	10.94	11.20	11.39
Tangible common equity to tangible assets,
end of period	6.68	6.49	7.89	7.86	8.32
Leverage ratio, end of period	9.47	9.87	8.17	8.27	8.45
Tax-equivalent (TE) amounts are calculated using a federal income tax rate of 35%.
The efficiency ratio is noninterest expense to total net interest (TE) and noninterest income (excluding securities gains and losses).

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WHITNEY HOLDING CORPORATION AND SUBSIDIARIES
DAILY AVERAGE CONSOLIDATED BALANCE SHEETS
	First	Fourth	First
	Quarter	Quarter	Quarter
(dollars in thousands)	2009	2008	2008
ASSETS
EARNING ASSETS
Loans	$ 9,068,755	$ 8,700,317	$ 7,685,478
Investment securities
Securities available for sale	1,681,155	1,654,548	1,831,092
Securities held to maturity	204,003	221,790	285,341
Total investment securities	1,885,158	1,876,338	2,116,433
Federal funds sold and short-term investments	67,391	129,124	127,434
Loans held for sale	33,301	14,113	15,364
Total earning assets	11,054,605	10,719,892	9,944,709
NONEARNING ASSETS
Goodwill and other intangible assets	457,185	410,595	347,324
Accrued interest receivable	40,429	43,066	46,915
Other assets	781,926	748,820	546,809
Allowance for loan losses	(174,893)	(144,451)	(89,261)

Total assets	$ 12,159,252	$ 11,777,922	$ 10,796,496

LIABILITIES
INTEREST-BEARING LIABILITIES
Interest-bearing deposits
NOW account deposits	$ 1,256,389	$ 1,076,260	$ 1,112,665
Money market investment deposits	1,313,965	1,216,300	1,255,306
Savings deposits	908,182	916,064	904,566
Other time deposits	870,547	834,400	791,565
Time deposits $100,000 and over	1,619,302	1,627,719	1,665,044
Total interest-bearing deposits	5,968,385	5,670,743	5,729,146

Short-term borrowings	1,203,813	1,570,987	883,001
Long-term debt	183,311	164,263	164,915
Total interest-bearing liabilities	7,355,509	7,405,993	6,777,062
NONINTEREST-BEARING LIABILITIES
Noninterest-bearing deposits	3,150,615	2,975,869	2,647,995
Accrued interest payable	20,673	18,050	26,456
Other liabilities	99,162	113,296	115,062
Total liabilities	10,625,959	10,513,208	9,566,575
SHAREHOLDERS' EQUITY
Preferred	293,870	41,496	-
Common	1,239,423	1,223,218	1,229,921
Total shareholders' equity	1,533,293	1,264,714	1,229,921

Total liabilities and shareholders' equity	$ 12,159,252	$ 11,777,922	$ 10,796,496

EARNING ASSETS LESS
INTEREST-BEARING LIABILITIES	$ 3,699,096	$ 3,313,899	$ 3,167,647

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WHITNEY HOLDING CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
	March 31	December 31	March 31
(dollars in thousands)	2009	2008	2008
ASSETS
Cash and due from financial institutions	$ 234,982	$ 299,619	$ 289,323
Federal funds sold and short-term investments	27,251	167,268	12,354
Loans held for sale	38,924	20,773	15,061
Investment securities
Securities available for sale	1,687,791	1,728,962	1,846,978
Securities held to maturity	201,370	210,393	284,468
Total investment securities	1,889,161	1,939,355	2,131,446
Loans	8,953,307	9,081,850	7,723,508
Allowance for loan losses	(194,179)	(161,109)	(91,708)
Net loans	8,759,128	8,920,741	7,631,800
Bank premises and equipment	211,987	212,501	189,289
Goodwill	435,678	435,678	331,295
Other intangible assets	20,294	22,883	15,020
Accrued interest receivable	35,318	39,799	41,403
Other assets	367,758	321,884	124,921
Total assets	$ 12,020,481	$ 12,380,501	$ 10,781,912

LIABILITIES
Noninterest-bearing demand deposits	$ 3,176,783	$ 3,233,550	$ 2,724,396
Interest-bearing deposits	6,035,578	6,028,044	5,570,902
Total deposits	9,212,361	9,261,594	8,295,298
Short-term borrowings	908,246	1,276,636	972,987
Long-term debt	190,663	179,236	159,133
Accrued interest payable	20,082	19,789	23,650
Other liabilities	167,044	117,768	116,419
Total liabilities	10,498,396	10,855,023	9,567,487
SHAREHOLDERS' EQUITY
Preferred stock	294,023	293,706	-
Common stock	2,800	2,800	2,800
Capital surplus	398,767	397,703	411,669
Retained earnings	856,021	869,918	895,574
Accumulated other comprehensive income (loss)	(16,829)	(25,952)	(7,175)
Treasury stock at cost	(12,697)	(12,697)	(88,443)
Total shareholders' equity	1,522,085	1,525,478	1,214,425
Total liabilities and shareholders' equity	$ 12,020,481	$ 12,380,501	$ 10,781,912

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WHITNEY HOLDING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
	First	Fourth	First
	Quarter	Quarter	Quarter
(dollars in thousands, except per share data)	2009	2008	2008
INTEREST INCOME
Interest and fees on loans	$ 111,814	$ 124,036	$ 126,151
Interest and dividends on investments	20,896	21,770	24,334
Interest on federal funds sold and
short-term investments	178	258	1,271
Total interest income	132,888	146,064	151,756
INTEREST EXPENSE
Interest on deposits	17,506	20,407	30,409
Interest on short-term borrowings	1,278	3,651	5,324
Interest on long-term debt	2,489	2,466	2,478
Total interest expense	21,273	26,524	38,211
NET INTEREST INCOME	111,615	119,540	113,545
PROVISION FOR CREDIT LOSSES	65,000	45,000	14,000
NET INTEREST INCOME AFTER PROVISION
FOR CREDIT LOSSES	46,615	74,540	99,545
NONINTEREST INCOME
Service charges on deposit accounts	9,836	9,157	8,109
Bank card fees	4,387	4,646	4,083
Trust service fees	2,966	2,984	3,409
Secondary mortgage market operations	1,835	1,340	1,109
Other noninterest income	10,242	8,923	11,766
Securities transactions	-	-	-
Total noninterest income	29,266	27,050	28,476
NONINTEREST EXPENSE
Employee compensation	38,592	34,706	38,321
Employee benefits	11,322	6,261	9,049
Total personnel	49,914	40,967	47,370
Net occupancy	9,676	9,597	8,630
Equipment and data processing	6,354	6,525	6,218
Legal and other professional services	4,687	5,884	2,250
Telecommunication and postage	3,097	2,982	2,798
Corporate value and franchise taxes	2,371	2,318	2,349
Amortization of intangibles	2,590	2,307	2,083
Other noninterest expense	18,159	21,446	12,231
Total noninterest expense	96,848	92,026	83,929
Income (loss) before income taxes	(20,967)	9,564	44,092
Income tax expense	(9,828)	756	14,237
Net income (loss)	$ (11,139)	$ 8,808	$ 29,855
Preferred stock dividends	4,025	588	-
Net income (loss) to common shareholders	$ (15,164)	$ 8,220	$ 29,855

EARNINGS (LOSS) PER COMMON SHARE
Basic	$(.22)	$.12	$.45
Diluted	(.22)	.12	.45
WEIGHTED-AVERAGE COMMON
SHARES OUTSTANDING
Basic	67,465,497	66,087,867	64,960,915
Diluted	67,465,497	66,278,613	65,399,598
CASH DIVIDENDS PER COMMON SHARE	$.01	$.20	$.31
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WHITNEY HOLDING CORPORATION AND SUBSIDIARIES
SUMMARY OF INTEREST RATES (TAX-EQUIVALENT)*
	First	Fourth	First
	Quarter	Quarter	Quarter
	2009	2008	2008

EARNING ASSETS
Loans**	4.99%	5.67%	6.59%
Investment securities	4.67	4.89	4.83
Federal funds sold and short-term investments	1.07	.79	4.01
Total interest-earning assets	4.91%	5.48%	6.18%

INTEREST-BEARING LIABILITIES
Interest-bearing deposits
NOW account deposits	.38%	.45%	.86%
Money market investment deposits	.68	.95	1.60
Savings deposits	.16	.31	.62
Other time deposits	2.48	2.71	3.76
Time deposits $100,000 and over	2.12	2.41	3.44
Total interest-bearing deposits	1.19%	1.43%	2.13%

Short-term borrowings	.43	.92	2.43
Long-term debt	5.43	6.00	6.01
Total interest-bearing liabilities	1.17%	1.43%	2.27%

NET INTEREST SPREAD (tax-equivalent)
Yield on earning assets less cost of interest-
bearing liabilities	3.74%	4.05%	3.91%

NET INTEREST MARGIN (tax-equivalent)
Net interest income (tax equivalent) as a
percentage of average earning assets	4.13%	4.49%	4.64%

COST OF FUNDS
Interest expense as a percentage of average interest-
bearing liabilities plus interest-free funds	.78%	.99%	1.54%

* Based on a 35% tax rate.
** Net of unearned income, before deducting the allowance for loan losses and including loans held for sale and loans accounted for on a nonaccrual basis.

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WHITNEY HOLDING CORPORATION AND SUBSIDIARIES
LOAN QUALITY
	First	Fourth	First
	Quarter	Quarter	Quarter
(dollars in thousands)	2009	2008	2008

ALLOWANCE FOR LOAN LOSSES
Allowance at beginning of period	$161,109	$125,370	$87,909
Allowance of acquired banks	-	9,971	-
Provision for credit losses	65,000	45,500	14,000
Loans charged off	(33,829)	(25,567)	(11,042)
Recoveries on loans previously charged off	1,899	5,835	841
Net loans charged off	(31,930)	(19,732)	(10,201)
Allowance at end of period	$194,179	$161,109	$91,708

Allowance for loan losses as a percentage of
loans, at end of period	2.17%	1.77%	1.19%

Annualized net charge-offs as a percentage
of average loans	1.41	.91	.53

Annualized gross charge-offs as a percentage of
average loans	1.49	1.18	.57

Recoveries as a percentage of gross charge-offs	5.61	22.82	7.62

RESERVE FOR LOSSES ON
UNFUNDED CREDIT COMMITMENTS
Reserve at beginning of period	$800	$1,300	$1,300
Provision for credit losses	-	(500)	-
Reserve at end of period	$800	$800	$1,300

	March 31	December 31	March 31
(dollars in thousands)	2009	2008	2008

NONPERFORMING ASSETS
Loans accounted for on a nonaccrual basis	$366,249	$301,095	$139,371
Restructured loans accruing	-	-	-
Total nonperforming loans	366,249	301,095	139,371
Foreclosed assets and surplus property	38,781	28,067	11,980
Total nonperforming assets	$405,030	$329,162	$151,351
Loans 90 days past due still accruing	$30,564	$16,101	$3,059

Nonperforming assets as a percentage of loans plus
foreclosed assets and surplus property, at end of period	4.50%	3.61%	1.96%

Allowance for loan losses as a percentage of
nonperforming loans, at end of period	53.02	53.51	65.80

Loans 90 days past due still accruing as a
percentage of loans, at end of period	.34	.18	.04

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WHITNEY HOLDING CORPORATION AND SUBSIDIARIES
LOAN PORTFOLIO DETAIL

LOAN PORTFOLIO AT QUARTER-END
		2009	2008
(dollars in millions)		March	December	September	June	March

Commercial & industrial		$3,328	$3,436	$3,101	$3,087	$2,897
Commercial real estate:
Construction, land & land development		1,880	1,888	1,682	1,628	1,706
Commercial real estate		2,292	2,269	1,930	1,909	1,827
Total commercial real estate		4,172	4,157	3,612	3,537	3,533
Residential mortgage		1,046	1,079	1,003	983	950
Consumer		407	410	362	356	344
Total loans		$8,953	$9,082	$8,078	$7,963	$7,724

GEOGRAPHIC DISTRIBUTION OF LOAN PORTFOLIO AT MARCH 31, 2009
				Alabama/		Percent
(dollars in millions)	Louisiana	Texas	Florida	Mississippi	Total	of total

Commercial & industrial	$2,286	$659	$106	$277	$3,328	37%
Commercial real estate:
Residential construction	99	80	56	30	265	3%
Commercial construction, land &
land development	533	428	414	240	1,615	18%
CRE - owner-user	653	104	210	74	1,041	12%
CRE - other	620	169	315	147	1,251	14%
Total commercial real estate	1,905	781	995	491	4,172	47%
Residential mortgage	581	137	203	125	1,046	12%
Consumer	281	21	66	39	407	4%
Total	$5,053	$1,598	$1,370	$932	$8,953	100%
Percent of total	57%	18%	15%	10%	100%

CRITICIZED LOANS AT MARCH 31, 2009
						Percent of
				Alabama/		loan category
(dollars in millions)	Louisiana	Texas	Florida	Mississippi	Total	total

Commercial & industrial	$73	$70	$11	$20	$174	5%
Commercial real estate:
Residential construction	10	11	27	1	49	18%
Commercial construction, land &
land development	47	27	193	32	299	19%
CRE - owner-user	49	13	40	17	119	11%
CRE - other	42	10	70	15	137	11%
Total commercial real estate	148	61	330	65	604	14%
Residential mortgage	30	6	44	13	93	9%
Consumer	6	-	4	2	12	3%
Total	$257	$137	$389	$100	$883	10%
Percent of regional loan total	5%	9%	28%	11%	10%

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